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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 67573

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YYYY) AND ENDING 3/31/2017 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRIAGO AMERICAS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 PARK AVENUE, SUITE 2001
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTOR E. QUIROGA — 212-593-4994
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNICK, GARBER & SANDLER, LLP
(Name -- *if individual, state last, first, middle name*)

825 THIRD AVE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ VICTOR E. QUIROGA _____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ TRIAGO AMERICAS, INC. _____ , as of
MARCH 31, 2017 _____ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

CLORISE BEASLEY
Notary Public, State of New York
No. 01BE6125044
Qualified in Bronx County
Commission Expires April 9, 2009
04/04/2021

Clorise Beasly
Notary Public

Signature

PARTNER & CCO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF FINANCIAL CONDITION
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2017

Cornick Garber Sandler

Report of Independent Registered Public Accounting Firm

To the Directors
Triago Americas, Inc. (D/B/A Triago)

We have audited the accompanying statement of financial condition of Triago Americas, Inc. (D/B/A Triago) (the "Company") as of March 31, 2017, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of March 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 13, 2017

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035 cgscpa.com

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

<u>**ASSETS**</u>

Cash	$	316,872
Restricted cash		110,765
Accounts receivable		1,584,212
Due from affiliate		2,200
Prepaid expenses and other current assets		101,224
Property and equipment (net of 162,232 accumulated depreciation)		9,072
TOTAL	$	2,124,345

<u>**LIABILITIES**</u>

Accounts payable and accrued expenses	$	63,308
Due to affiliate		17,339
Due to parent company		101,318
Rent payable		42,771
Total liabilities		224,736

<u>**STOCKHOLDERS' EQUITY**</u>

Common stock - no par value, authorized 1,000 shares, issued and outstanding 250 shares at stated value	1,100
Additional paid-in capital	3,017,975
Deficit	(1,119,466)
Total stockholders' equity	1,899,609
TOTAL	$ 2,124,345

See accompanying notes

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Organization and Business

The Company, which is a 99% owned subsidiary of Triago Management Development S.A., ("Management") provides services which are intended to include providing assistance to clients in raising capital in the primary markets and in managing their positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is licensed by FINRA as a broker dealer. As such, it is registered to do business in the state of New York and in various other states.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2017, the Company had net capital of $92,136, which was $77,154 in excess of the net required minimum capital of $14,982. Under certain circumstances, withdrawals of capital may be restricted.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

(Continued)

NOTE B - Property and Equipment

Property and equipment at March 31, 2017 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 73,847	7
Telecom equipment	31,580	5
Computer equipment	45,948	5
Computer software	3,888	3
Leasehold improvements	16,041	Life of lease
Total	171,304	
Less accumulated depreciation	162,232	
Net	$ 9,072	

NOTE C - Commitments

Lease

The Company leases office space in New York City through February 29, 2020. The lease provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $207,000.

At March 31, 2017, future minimum annual payments under this lease are due as follows:

Year ending March 31:

2018	221,529
2019	221,529
2020	203,068
Total	$ 646,126

The Company is contingently liable for an outstanding letter of credit in favor of its landlord aggregating $110,765 as of March 31, 2017. The letter of credit is supported by a pledge of $110,765 as collateral to its financial institution. It is held in the Company's money market account. The collateral is treated as non-allowable restricted cash in computing its Net Capital and is reported as "Restricted cash" on the Statement of Financial Condition.

(Continued)

NOTE D - <u>Income Taxes</u>

At March 31, 2017, the Company has available remaining net operating loss carryforwards of approximately $2,607,000 for federal, state and local tax purposes giving rise to a deferred tax asset of approximately $741,000 which has been fully offset by a valuation allowance in the same amount. The allowance has been recorded since it cannot now be estimated that it is more likely than not that the Company will be able to utilize its carryforwards through future profitable operations. The net operating loss carryforwards begin to expire in 2027. The company will periodically evaluate the likelihood of realizing such asset and will adjust the valuation allowance, accordingly, based on those results.

The Company's income tax returns have not been examined by the taxing authorities since the Company's inception. The income tax returns for the years ended after March 31, 2013 are open to examination by the taxing authorities.

NOTE E - <u>Exemption from SEC Rule 15c3-3</u>

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

NOTE F - <u>Related Party Transactions</u>

The Company sold approximately $529,000 of accounts receivable during fiscal 2017 to an affiliate and in exchange received cash proceeds of $510,000.

The Company, its parent company and certain other entities affiliated with the parent company have entered into a revolving credit agreement (the "Agreement") to provide funding as needed to any of the parties included in the Agreement. Amounts advanced on the Agreement bear interest of 3% and have no stated expiration. There were no outstanding balances between the Company and the other parties to the Agreement at March 31, 2017.

As of March 31, 2017, amounts due from and to related parties were as follows:

	Due From:	Due To:
Triago Europe SAS - net	$ -	$ 17,339
Mantra Americas USA LLC	2,200	-
Triago Management Development SARL - net	-	101,318
Total	$ 2,200	$ 118,657

(Continued)

NOTE G - Accounts Receivable

At March 31, 2017, three customers accounted for approximately 93% of the Company's accounts receivable with the largest representing 59% of the total. Pursuant to the terms of contracts the Company has with certain customers, approximately $949,000 of the Company's accounts receivable at March 31, 2017 is due between April 2018 and June 2019. Trade accounts receivable from customers are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance is based on the Company's history of write-offs, the level of past due accounts and the relationships with, and the economic state of its customers.

NOTE H - Concentration of Credit Risk

The Company maintains cash balances at one financial institution in the United States. The cash balances in the United States are covered by the Federal Deposit Insurance Corporation up to $250,000. As of March 31, 2017, the Company's cash deposits in the U.S. bank were approximately $428,000 which exceeds the U.S. federally insured limit by approximately $178,000.

NOTE I - Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation.